UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
01917019

(CUSIP Number)
February 28, 2024

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐             Rule 13d-1(b)
☒             Rule 13d-1(c)
☐       Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Elite Fun Entertainment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,330,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,330,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,330,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[1]
12.	TYPE OF REPORTING PERSON (see instructions)
OO

1  Based on 36,842,663 shares outstanding as of March 8, 2024.

1.	NAMES OF REPORTING PERSONS China Jadesky Network Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,330,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,330,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,330,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[1]
12.	TYPE OF REPORTING PERSON (see instructions)
OO

1  Based on 36,842,663 shares outstanding as of March 8, 2024.

1.	NAMES OF REPORTING PERSONS Xiaocao Ning
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 7,330,000
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 7,330,000
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,330,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9%[1]
12.	TYPE OF REPORTING PERSON (see instructions)
IN

1  Based on 36,842,663 shares outstanding as of March 8, 2024.

Item 1.
(a)	Name of Issuer
Allied Gaming & Entertainment Inc. (the “Issuer”).
(b)	Address of Issuer’s Principal Executive Offices
745 Fifth Avenue, Suite 500, New York, NY 10151
Item 2.
(a)
Name of Person Filing

Elite Fun Entertainment Limited (“Elite Fun”) is the record holder of the Issuer’s Common Stock and is the wholly owned subsidiary of China Jadesky Network Ltd. (“Jadesky Network”).  Jadesky Network’s sole shareholder is Xiaocao Ning. Xiaocao Ning is the sole director of Elite Fun and Jadesky Network.

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 1.

(b)
Address of the Principal Office or, if none, residence

The principle office of each of the Reporting Persons is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship The citizenship of Elite Fun and Jadesky Network is the British Virgin Islands. The citizenship of Xiaocao Ning is China.

(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

(e)	CUSIP Number 01917019

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,330,000

(b)	Percent of class: 19.9%

(c)	Number of shares as to which the person has: 7,330,000

	(i)	Sole power to vote or to direct the vote. 7,330,000

	(ii)	Shared power to vote or to direct the vote. 0

	(iii)	Sole power to dispose or to direct the disposition of. 7,330,000

	(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐ .
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
 Not applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.  Identification and Classification of Members of the Group.
 Not applicable.
Item 9.  Notice of Dissolution of Group.
 Not applicable.
Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Elite Fun Entertainment Limited
By:	/s/ Xiaocao Ning
Name:	Xiaocao Ning
Title:	Director

China Jadesky Network Ltd.
By:	/s/ Xiaocao Ning
Name:	Xiaocao Ning
Title:	Director and Sole Shareholder

By:	/s/ Xiaocao Ning
Name:	Xiaocao Ning